UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 11-K
_______________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-33443

________________

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees
Covered Under a Collective Bargaining Agreement
(Full title of the plan)
_________________

Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                                                               2

Statement of Changes in Net Assets Available for Benefits                                                            3

NOTES TO FINANCIAL STATEMENTS                                                                                                           4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)                17

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE                                                                                                                                                            18

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED
     PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
  the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees
  Covered Under a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 18, 2009

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$53,368,622	$85,496,271
Participant loans	1,516,271	1,629,962

Total investments	54,884,893	87,126,233

Receivables:
Employer contributions	9,464	10,381

TOTAL ASSETS	54,894,357	87,136,614

NET ASSETS AVAILABLE FOR BENEFITS	$54,894,357	$87,136,614

The accompanying notes are an integral part of the financial statements.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT INCOME (LOSS), NET:

Plan interest in net loss of Dynegy Inc. Master Trust	$(29,374,561)
Interest on participant loans	116,691
Total investment loss	(29,257,870)
CONTRIBUTIONS:

Employee	3,227,191
Employer	806,170
Total contributions	4,033,361
EXPENSES:

Benefit payments	5,517,509
Administrative expenses	42,292
Total expenses	5,559,801

NET DECREASE BEFORE TRANSFERS	(30,784,310)

PLAN-TO-PLAN TRANSFERS	(1,457,947)

NET DECREASE	(32,242,257)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	87,136,614

End of year	$54,894,357

The accompanying notes are an integral part of the financial statements.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Explanatory Note

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employee Covered Under a Collective Bargaining Agreement (the “Plan”).  In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger.  As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock.  The Plan was amended on April 2, 2007 to reflect such changes.

1.	DESCRIPTION OF PLAN

The following description of the Plan, formerly known as Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement, provides only general information.  Participants should refer to the Plan documents, which are the governing documents, for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and administered by Dynegy Inc. (the “Company”) for certain eligible employees of Dynegy Midwest Generation, Inc. (“DMG,” or the “Employer”).  The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.  The Plan became effective as of January 1, 1987.  Assets of the Plan are held and managed by a trustee.  Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian.  The Plan and related trust are established and maintained for the exclusive benefit of participating employees of the Employer.  The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All employees of the Employer who are covered under a collective bargaining agreement are eligible to participate in the Plan other than (a) certain nonresident aliens, (b) any individual designated, compensated, or otherwise classified or treated by the Employer as a leased employee, an independent contractor or other non-common law employee, (c) employees who have waived participation in the Plan and (d) individuals who are deemed to be employees only under certain Treasury regulations.  Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary.  Active participation ceases upon termination of employment with the Employer.

Plan Changes and Amendments

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Code Section 401(k)/(m) regulations and other Internal Revenue Service guidance, including the following: incorporate new definition of Severance from Employment and related requirements under new regulations; clarify timing of compensation for elective deferrals under Code Section 401(k) and Code Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate safe harbor method for calculating gap period income; add good faith compliance language for final Code Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; add special hurricane relief distribution and loan provisions; and incorporate new Plan termination requirements.

Effective January 1, 2007, the Plan was amended to reflect the deposit of the Securities Class Action Settlement proceeds into the Plan for the benefit of specified participants, and to add related administrative provisions.  See Note 10 for information concerning this Class Action Settlement.

Effective April 2, 2007, as of the completion of the merger between Dynegy Illinois Inc. (formerly "Dynegy Inc."), an Illinois corporation, and certain LS Power entities, the Plan was amended to provide that Dynegy Inc., a Delaware corporation, became the Plan’s sponsor and that all shares of common stock in the Stock Fund became the common stock of Dynegy Inc., a Delaware corporation.  See Note 9 for information regarding the Dynegy Illinois Inc. merger.  Further, amendments to the Plan were also made regarding certain administrative provisions regarding the Plan Administrator.

Effective January 1, 2008, the Plan was amended in several respects, as follows:  (1) to allow participants to make after-tax Roth contributions to the Plan that are eligible for Employer matching contributions in the same manner and amount as before-tax contributions; (the combined total before-tax contributions and after-tax Roth contributions may not exceed the IRS elective deferral limit ($15,500 for 2008)); (2) to accept eligible Roth 401(k) distributions as rollover contributions to the Plan; (3) to allow (in addition to a participant and a participant’s spouse or eligible former spouse) a non-spouse beneficiary to elect a direct rollover distribution of all or a portion of his or her Plan benefit to an eligible retirement plan; and (4) to add a Roth IRA account as an eligible retirement plan for direct rollover distribution purposes.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their account each year.

Contributions

Participants may make before-tax contributions including “catch-up” contributions (if age 50 or older before the close of the particular Plan year) by payroll deduction up to the legal dollar limit. Additionally, as of January 1, 2008, participants may elect to have some or all of their before-tax contributions (including any catch-up contributions) contributed to the Plan as an after-tax Roth contribution up to the legal dollar limit.  Participants may also make after-tax contributions in cash or by payroll deduction.  Note that, unlike regular after-tax contributions, distributions of Roth contributions and earnings generally are not taxable to a participant after a five-year period beginning with the first Roth contributions made to the Plan by a participant, provided that the distribution is:  (1) made on or after the date the participant attains age 59-1/2; (2) made to a beneficiary after the participant’s death; or (3) made as a result of the participant being disabled. Total contributions are limited to the extent required by law.  A participant may also “roll-over” into the Plan amounts distributed from another eligible retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund in accordance with the procedures established by the Plan Administrator.

The Employer contributes a match each pay period to the Plan equal to 50% of the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period.  In addition, for each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) and Compensation for the year. Employer matching contributions are made to the Stock Fund in the Dynegy Inc. Master Trust (the “Master Trust”) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 9 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or total and permanent disability. The discretionary contribution, if any, is made to the Stock Fund and is allocated to participants as units in the Stock Fund. Dividends earned on these shares are also invested in the Stock Fund. No contributions were made under this arrangement for Plan years 2008 and 2007.  Further, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment, total and permanent disability or death. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000.  Earnings will continue to accrue on undistributed accounts. Generally, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant reaches age 70-1/2 or the calendar year in which the participant terminates employment. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Forfeitures

In the event a participant’s before-tax contributions exceed Plan and/or IRS limits, such excess contributions are distributed and any related Employer matching contributions are forfeited.  Further, each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture.  Forfeitures are used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2008 and 2007 was $4,392 and $21, respectively.  In 2008, forfeitures were used to reduce administrative expenses by $2,750.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans. A loan may not be made in an amount less than $500.  Additionally, no participant may have more than three outstanding loans at any given time, and only one of those loans may be used to acquire any house that within a reasonable period of time is to be used as a primary residence.

All loans made will mature and be payable in full no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate.  After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant's account. The Trustee maintains a loan fund to hold the balances of participants' loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (formerly known as the Illinois Power Company Incentive Savings Plan) as participants shift out of or into positions covered by a collective bargaining agreement.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (Master Trust) are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157) (Note 7). Plan interest in the net assets of the Master Trust is based on the assets held by each plan on an actual basis. At December 31, 2008 and 2007, the Plan's interest in the Master Trust was approximately 22% and 23%, respectively.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The FASB issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) which requires benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.  Realized gains and losses on security sales are computed on an average cost basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer.  These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

	December 31
Investments at fair value as determined by quoted market price	2008	2007

Plan interest in Dynegy Inc. Master Trust *	$53,368,622	$85,496,271

*Includes both participant-directed and non-participant directed amounts.  See Note 9.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $32,127,649 during 2008.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the contract for the year ended December 31, 2008 was 3.67% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2008 was 3.38%.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2008 and 2007 the contract value of the interest in the common collective trust approximates fair value and therefore no adjustment has been recorded in the Statements of Net Assets Available for Benefits.

6.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan were held in the Master Trust with assets of other qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Inc. 401(k) Savings Plan, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan. Note that effective April 1, 2008, the Extant, Inc. 401(k) Plan was merged into the Dynegy Inc. 401(k) Savings Plan.

The following information is presented for the Master Trust:

	December 31,
	2008	2007
ASSETS
Investments:
Cash and temporary cash investments	$384,898	$358,733
Investments, at fair value:
Registered investment companies	170,310,004	265,245,858
Common collective trust	48,859,568	43,019,776
Common stock	1,687,219	3,080,980
Employer securities	17,154,023	53,891,874

Total investments	238,395,712	365,597,221

Receivables:
Employer contributions	195,328	172,993
Due from broker for securities sold	109,250	158,265

Total receivables	304,578	331,258

TOTAL ASSETS	238,700,290	365,928,479

Due to broker for securities purchased	7,446	158,890

NET ASSETS AVAILABLE FOR BENEFITS	$238,692,844	$365,769,589

Investment income for the Master Trust is as follows:

Year ended December 31, 2008
Investment income:
Net appreciation in fair value of investments	$(139,929,240)
Dividends and interest	10,059,104

$(129,870,136)

The Master Trust invests a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 7% and 15% of the Master Trust’s net assets available for benefits as of December 31, 2008 and 2007, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	FAIR VALUE MEASUREMENTS

FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds and U.S. government securities:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer (See Note 5).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash	$384,898	$-	$-	$384,898
Employer securities	17,154,023	-	-	17,154,023
Common collective trust	-	48,859,568	-	48,859,568
Common stock	1,789,023	-	-	1,789,023
Registered investment companies	170,310,004	-	-	170,310,004

	$189,637,948	$48,859,568	$-	$238,497,516

	Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3	Total
Cash	$358,733	$-	$-	$358,733
Employer securities	53,891,874	-	-	53,891,874
Common collective trust	-	43,019,776	-	43,019,776
Common stock	3,080,357	-	-	3,080,357
Registered investment companies	265,245,858	-	-	265,245,858

	$322,576,822	$43,019,776	$-	$365,596,598

In addition to the Plan’s interest in the master trust, it has participant loans which are level 3 assets.

Participants Loans Year Ended December 31, 2008

Balance, beginning of year	$1,629,962
Net change	(113,691)
Balance, end of year	$1,516,271

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions.  Additionally, the Plan maintains investments in the Company’s common stock and participant loans.  Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund.  Participants may diversify the investment of Employer matching and any discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company's insider trading policy. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2008	2007
Net Assets:
Investments, at fair market value:
Employer securities	$3,768,886	$12,842,270

Employer contributions receivable	9,464	10,381

	$3,778,350	$12,852,651

Year ended December 31, 2008
Changes in Net Assets:
Employer contributions	$806,170
Employee contributions	220,397
Net depreciation in fair value of investments	(8,443,369)
Loan repayments	193,658
Benefit payments	(857,986)
Loan withdrawals	(105,807)
Administrative expenses	(3,413)
Transfers from participant directed investments, net	(171,173)
Fund-to-fund transfers	(712,778)

$(9,074,301)

10.	COMMITMENTS AND CONTINGENCIES

       Securities Class Action Settlement

Members of the “Settlement Class” in the lawsuit identified as In re Dynegy Inc. Securities Litigation, Master File No. H-02-1571, have a Securities Class Action Settlement Account in the Plan for receipt of settlement proceeds that was established in January 2007. In general, with certain exceptions, the Settlement Class consists of participants in the Plan at any time from June 21, 2001, through July 22, 2002, who held Dynegy Illinois common stock in their Plan Account during that period and who were not defendants in the litigation.

       Class action suit

       Lively et al. v. Dynegy Inc., et al.

In January 2005, three DMG union employees who are participants in the Plan, purporting to represent all DMG and IP employees who held Dynegy Inc. common stock through the Plan during the period from February 2000 through the present, filed a lawsuit in federal court in the Southern District of Illinois against the Company, IP, DMG and several individual defendants. The complaint alleges violations of ERISA in connection with the Plan, including claims that certain former officers of the Company (who are past members of the Benefit Plans Committee) breached their fiduciary duties to Plan participants and beneficiaries in connection with the Plan’s investment in Dynegy Inc. common stock—in particular with respect to the Company’s financial statements, Project Alpha, round trip trades and gas price index reporting.

On January 17, 2008, the parties executed a Class Action Settlement Agreement for $17.9 million.  On September 30, 2008, the Court granted final approval of the Settlement Agreement.  The funds were distributed to individual plan participants in early 2009.

       DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor, Employee Benefits Security Administration, of an investigation of the Plan under ERISA Section 504.  The investigation relates to the Plan year ended December 31, 1998, and subsequent years, and to the recent class action litigation involving the Plan.  On January 9, 2009, the DOL closed its investigation.

11.	SUBSEQUENT EVENTS

Auto-Enrollment

Effective January 1, 2009, the Plan was amended to provide that, for eligible employees hired on or after January 1, 2009, enrollment in the Plan is automatic after a 60-day opt-out period.  If such an employee does not opt-out of participation and does not make investment elections, the eligible employee will be enrolled in the Vanguard Target Retirement Fund closest to his or her expected retirement year (assuming a retirement age of 65) at a contribution rate of 6% of eligible earnings per pay period effective the first administratively feasible pay period after the 60-day opt-out period.  These contributions are made on a pre-tax basis; that is before federal (and state, if applicable) income taxes are deducted from the individual’s pay.

SUPPLEMENTAL SCHEDULE

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES
COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353                                           PN: 006

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2008

[a	]	[b	]	[c	]	[d	]	[e	]

Party-in-interest		Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost		Current Value

*		Participant Loans		Various maturities and interest rates ranging from 5% - 9.5%		-		1,516,271

				Total				$1,516,271

*    A party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement

Date:                      June 22, 2009                                          By: /s/ JULIUS COX
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee